Mail Stop 3561

October 24, 2008

Connie Kondik, Esq.
General Counsel
EZCORP, Inc.
1901 Capital Parkway
Austin, TX 78746

> **Re:** **EZCORP, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 26, 2008**
> **File No. 333-153703**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
> **Filed August 11, 2008**
> **Filed No. 0-19424**

Dear Ms. Kondik:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You have structured the merger so VFS shareholders will have the option to elect to receive (1) cash of $11.00 per share, subject to a 20% cap, or (2) 0.75 shares of EZCORP's class A non-voting common stock, which is subject to a deficiency guaranty and a premium reserve for subsequent sales and the related limitations. Please clearly disclose in the document why you have structured the consideration

in this way. In this regard, you should clarify, if true, that 0.75 shares of EZCORP's common stock traded at $11.00 for a 30-day weighted average period prior to entering into the merger agreement and specify the exact time period you used to determine the consideration. Also explain why you have included the deficiency guaranty and premium reserve features. Please advise us whether you have considered the applicability of the tender offer rules to this transaction.

2. Please provide the information required by Items 3(f)(1) and (g) of Form S-4.

3. Please update the financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X.

Questions and Answers About the Special Meeting and the Merger, page 1

4. Please note that the questions and answers and the summary sections should not merely repeat information already provided in the other section. For example, please revise the repetitive disclosure relating to the matters to be voted on, the consideration to be received, how VFS determined that the consideration was fair, the tax treatment and appraisal rights.

What Will I Receive as Consideration for My Shares?, page 1

5. Please clarify throughout the document the specific consideration to be received by VFS shareholders under each election and the scenarios under which the consideration would be issued on a pro rata basis or would be subject to another limitation. You should make clear that holders who sell EZCORP shares for less than $10.66 per share may receive consideration in the transaction representing less than $11.00 per share, and disclose the value of 0.75 shares of EZCORP at the current market price. Also clearly state the amount of consideration to be received by holders who receive the premium reserve.

Q: How Are Votes Counted? page 4

6. You disclose that "if you 'ABSTAIN,' it has the same effect as if you vote 'AGAINST' the applicable proposal." However, on page 48 you state that "For the approval of proposal 1, the amendment and the conversion of VFS participating stock, abstentions will have no effect. For the approval of proposal 2, the merger agreement, abstentions will have no effect." Please reconcile your disclosures or advise.

Proxy Statement/Prospectus, page 6

7. We note your statement that VFS is the second largest pawn broker in Florida and your reference to information provided by the National Pawnbrokers Association.

Please provide us a copy of the article or report issued by the National Pawnbrokers Association appropriately highlighted to identify the support for your statement.

Premium Reserve, page 7

8. Please disclose whether the distribution of the premium reserve to selling shareholders is on a first come, first served basis or on some other basis.

Opinion of VFS's Financial Advisor (See Page 61), page 9

9. Please clarify that VFS received a fairness opinion on September 10, 2008 that was related to the terms of the transaction at the time. However, the VFS board of directors did not execute the merger agreement until September 16, 2008 and the terms of the merger agreement subsequently had changed. Given the change in the terms of the merger agreement, please state why the VFS board of directors did not receive an updated opinion and disclose how the board of directors determined that the merger agreement was fair to its shareholders in light of the changed terms. Also disclose in the discussion of the fairness opinion that the opinion relates to the proposed merger as of September 10, 2008 and does not take into consideration the current terms of the merger agreement.

Material United States Federal Income Tax Consequences of the Merger, page 11

10. We note that you indicate that the merger "is intended to qualify as a tax free reorganization." Please clarify throughout the registration statement that the merger "will be" a tax free reorganization. If there is uncertainty regarding the tax treatment of the merger, counsel's opinion should discuss the degree of uncertainty, and you should include related risk factor disclosure regarding the tax consequences. Also, file a tax opinion supporting the material tax consequences to the shareholders as a result of the merger. See Item 601(b)(8) of Regulation S-K. If counsel elects to provide a short-form tax opinion confirming the disclosure in the document, you should revise the document to clarify which matters constitute the opinion of counsel.

Risk Factors, page 19

The integration of VFS with EZCORP's business after the merger may not be successful or anticipated benefits from the merger may not be realized, page 19

11. If applicable, please revise to include any specific difficulties EZCORP has encountered in past mergers.

EZCORP will incur significant costs and expenses associated with the merger, page 20

12. Please revise to provide an estimate of your expected costs and expenses.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 29

13. Please add a brief overview section to provide a balanced, executive level
discussion of the most important matters on which the company's management
focuses in evaluating financial condition and operating performance. In this
regard, please provide a discussion of known material trends and uncertainties
that will have, or are reasonably likely to have, a material impact on your
revenues or income or result in your liquidity decreasing or increasing in any
material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 34

14. Please present discussion of the comparison of the year ended December 31, 2006
to December 31, 2005.

Security Ownership of Certain VFS Beneficial Owners and Management, page 46

15. Please disclose the natural person(s) or public company that has the ultimate
voting or investment control over the shares held by Phillco Partnership, Gordon
Brothers and Berten LLC.

Information about the Background and Terms of the Merger, page 52

16. You mention that John Thedford, President of VFS, had a number of discussions
with your Chairman of the Board, Sterling Brinkley. Please revise to provide
greater details concerning the dates and subject matter of these discussions.

17. Please revise to expand your discussion regarding the negotiation of the principal
terms of the merger, including providing more background information on how
the exchange ratio was determined and why the consideration was structured in
the proposed form.

18. Please briefly describe the unidentified parties, including a description of whether
the parties were financial or strategic purchasers.

19. In the fourth paragraph on page 54 you state "After significant discussion,
EZCORP representatives conveyed to VFS a revised offer price of $11.00 per
share." Please revise to provide greater details concerning these discussions,
including dates, subject matter and who participated in the discussions. Similarly,

please provide greater detail of the "multiple rounds of negotiations" disclosed in last paragraph on page 54.

20. In the third full paragraph on page 55, please identify the "special circumstances" that prevented the board from recommending the merger and merger agreement.

21. In the fifth full paragraph on page 56 you state "From September 13 to September 15, 2008, management and certain board members of VFS and EZCORP, along with representatives of Greenberg and Strasburger continued to negotiate the revised terms of the merger agreement." Please revise to provide greater details concerning these discussions, including dates, subject matter and who participated in the discussions. Similarly, please provide greater detail of the negotiations that took place from September 13 to September 15, 2008 and disclosed in the fourth full paragraph on page 57.

Reasons for the Merger, page 58

22. The factors supporting or not supporting the merger must be explained in enough detail for investors to understand. Conclusory statements or listing of generalized areas of consideration, such as noting the "business, competitive position, strategy and prospects of VFS" as a reason supporting the merger, are not acceptable. You will need to revise this section to explain how each of the factors listed supports or does not support the decision to approve the merger.

23. Please quantify the "significant cost and revenue synergies" that are expected to result from the combined companies.

The Stephens Fairness Opinion, page 61

24. Please provide us with any analyses, reports, presentations or similar materials, including projections and forecasts, provided to or prepared by VFS's financial advisors in connection with its fairness opinion. We may have further comment upon receipt of these materials.

25. You state that the summary of the opinion from Stephens is qualified in their entirety by reference to the full text of the opinion. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly. We note the following instances where you qualify your disclosures in their entirety to the full text of a document or law:

- Appraisal Rights, page 74. You state that your description of appraisal rights is qualified in its entirety by the full text of the relevant provisions of the FBCA.
- Similarly on page 77, in the paragraph entitled "Failure to Comply with

> Statutory Requirements," in the last sentence; you qualify your disclosure by reference to specific provisions of the FBCA.
> - The Voting Agreement, page 77. You state that your description of the Voting Agreement is qualified in its entirety by the form of voting agreement attached as Exhibit E.
> - Comparison of the Rights and Privileges of the VFS Common Stock and the EZCORP Shares, page 89. You state that your summary is qualified in its entirety by reference to the FBCA and the DGCL, as well as to EZCORP's Certificate of Incorporation and Bylaws and VFS' Articles of Incorporation and Bylaws.

These are only examples. Please revise throughout your document as necessary to remove such qualifications.

Other Analysis, page 72

26. We note your disclosure that Stephens engaged in other analyses of the transaction/the companies. You should provide a brief summary of each of these analyses or, if you believe they should not be disclosed, please explain why.

Miscellaneous, page 72

27. We note your disclosure that your discussion of Stephens' analyses does not purport to be a complete description of the analyses. However, your summary of Stephens' analyses should highlight all material information for a stockholder. Please revise your disclosure accordingly.

Certain Fees in Connection with the Merger, page 74

28. Please revise to briefly describe the other services provided by Stephens.

The Merger Agreement, page 82

Conditions to Closing the Merger, page 84

29. Indicate which conditions to closing may be waived. Also, disclose your intentions concerning re-solicitation if material conditions are waived. If you do not intend to re-solicit proxies in the event of waiver of material conditions, disclose the associated risks.

30. In the second bullet on page 85 you make reference to the Commission's Rule 16b-3. Similarly, on page 86 in the paragraph entitled "Non-Solicitation Agreement" you reference the Commission's Rule 14e-2. Please revise to explain

in a manner that an average shareholder can understand what that these rules
require in the context of your transaction.

Unaudited Pro Forma Financial Statements, page 96

General

31. Given that your merger transaction is structured in a manner where different
results may occur, please provide additional pro forma presentations that give
effect to the range of possible results. Refer to Article 11-02(b)(8) of Regulation
S-X. In doing so, please provide additional pro forma disclosure assuming that all
VFS shareholders elect to receive stock in the transaction and no cash
consideration. Please ensure you address earning per share calculations in your
additional disclosures. Furthermore, please include the new purchase price
allocation that assumes this scenario.

Introduction to Unaudited Pro Forma Condensed Combined Financial Statements, page
96

32. Please disclose within the introduction the transactions assumed to have been
consummated in your pro forma financial statements. For example, please
disclose whether or not you assumed the issuance of new debt, the retirement of
historical debt, the payment of dividends, and/or other substantive transactions.

Pro Forma Combined Statement of Operations for the Year Ended September 30, 2007,
(Unaudited), page 99

33. Please disclose to your readers that the amounts presented for VFS, if true, are
actual amounts for the year ended September 30, 2007 and not amounts reported
in the VFS annual audited financial statements for the year ended December 31,
2007.

Notes to Pro Forma Combined financial Statements of EZCORP, Inc. and Subsidiaries
and Value Financial Services, Inc. (Unaudited), page 102

34. Please tell us how you will determine the VFS acquisition date used for
accounting purposes. Please confirm, if true, that the acquisition date will not
precede the shareholder approval date.

Note A: Pro Forma Adjustments to the Unaudited Pro Forma Combined Balance Sheet as of June 30, 2008, page 102

35. We have reviewed Note A. and have the following comments:

- You disclose a total purchase price of $110.5 million under the assumption that no contingent payments will be made and that 20% of VFS shareholders will elect to receive cash consideration in lieu of EZCORP shares. Please provide a schedule within Note A. that shows the calculation of the purchase price and its components, such as anticipated stock consideration, cash consideration, costs and fees of the acquisitions, and other costs of the acquired entity. Please also clarify how you intend to account for the payment of all accrued and unpaid dividends due to the holders of the VFS series A-2 participating stock. Please tell us and disclose if you assumed payment of these dividends in your pro forma financial statements or if the pro formas reflect the dividends as still outstanding.

- Please disclose the per-share value of the shares issued in the business combination and the valuation date. It appears that you valued your shares using the $16.35 per share amount disclosed on pages 57 and 73 as the closing price of EZCORP stock on September 16, 2008, the date that the terms of the acquisition were agreed upon. If you intend to use a $16.35 per share value in your actual purchase price allocation once the acquisition is consummated, please tell us how your proposed treatment complies with paragraph 22 of SFAS 141 which indicates that the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued.

- We note your disclosures on pages 73 and 102 that you expect the total acquisition purchase price to be approximately $115.9 million at the anticipated closing date of November 1, 2008. Please reconcile this amount to the $110.5 million purchase price referenced above. Please explain each reconciling item.

- Please separately present assumed VFS long-term debt in your purchase price allocation table and clarify why your "total purchase price" amounts disclosed throughout the filing include assumed VFS long-term debt. See paragraphs 20, 37(g), and 51(e) of SFAS 141.

36. Please clarify why it appears there was no fair value adjustments to the carrying values of the net tangible and intangible assets and liabilities acquired. If you

believe no fair value adjustments are necessary, please tell us why you believe book values approximate fair values.

37. We note that a significant portion of the purchase price was allocated to goodwill. Tell us the deliberative process that you went through in determining that no other intangible assets, such as those described in paragraphs A14-A28 of SFAS 141, should be recorded. After reconsideration of the purchase price allocation, if you believe no change in the purchase price allocation is called for, please tell us and disclose the business rationale that led you to pay such a premium over the fair value of the net assets acquired.

38. Please expand your description of all pro forma balance sheet adjustments and provide footnote disclosure for each adjustment made. Additionally, since pro forma adjustments generally should be presented gross on the face of the pro forma statements, please break out all components of the $21 million decrease in cash, including the amount you will pay to the 20% of VFS shareholders that you assume will elect cash consideration in lieu of shares. Furthermore, when explaining the net $21 million decrease in cash, please reconcile this amount to the amounts presented in "Source of Funds for the Merger" starting on page 73, where you state you will use cash reserves of $20 million and borrow approximately $30.7 million.

39. Please tell us how you will account for your deficiency guaranty and premium reserve if and when the additional consideration becomes due. In doing so, tell us how you considered paragraphs 25-31 of SFAS 141 in your assessment. Please be advised that if you believe the deficiency guaranty and premium reserve is contingent consideration pursuant to SFAS 141, you should disclose in your pro forma financial statements the terms of the contingent consideration, the accounting treatment that will be followed should the contingency occur and the future potential impact on your financial statements. Refer to paragraph 51(f) of SFAS 141.

40. Please tell us how you considered paragraph 37(c)(1) of SFAS 141 in assessing the amount to record as inventory acquired. In doing so, please provide us with a table that summarizes the estimated selling prices, costs of disposal and reasonable profit allowance for your selling effort. For your disposal costs, please tell us the types of costs you include as disposal costs and differentiate your estimates of direct vs. indirect costs. Regarding your reasonable profit allowance for selling efforts, please explain how you derived the amount and why you believe it is reasonable.

Note C: Administrative Expense, page 104

41. Given that the $1.5 million success fee paid to VFS directors and officers was a non-recurring item included in the underlying historical financial statements of the acquiree and the pro forma adjustment does not give effect to an event expected to have a continuing impact on the combined company, please tell us why you eliminated the charge in your pro forma financial statements.

Note D: Interest Expense, page 104

42. You disclose that the pro forma adjustment to interest expense includes the estimated incremental interest expense you would have incurred on the debt used to finance the acquisition, the amortization of assumed debt issuance costs, the removal of interest expense related to VFS debt that will be retired in the transaction, and the loss of interest income on cash assumed to be used in the transaction. Please quantify the impact related to each of these items on your pro forma interest expense adjustment. Please also disclose the relevant terms of your anticipated debt issuances, including applicable interest rates and maturities. If actual interest rates in the transaction can vary from those depicted, disclose the effect on income of a 1/8% variance in interest rates. Finally, disclose or cross-reference the relevant terms of the VFS debt expected to be retired.

Value Financial Services, Inc. and Subsidiary Financial Statements, page F-1

Independent Auditor's Report, pages F-2 and F-3

43. Please have each of your independent registered public accounting firms revise their audit reports to state that their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Refer to PCAOB Auditing Standard No. 1 and SEC Release 34-49707.

Consolidated Statements of Operations, page F-5

44. Similar to information presented in your selected financial data on pages 16-17, please present earnings per share information on the face of your statement of operations. Additionally, please include a footnote in your notes to financial statements that reconciles the numerators and denominators of your earnings per share computations. Please include similar disclosure in your quarterly financial information. Refer to paragraphs 36 and 40 of SFAS 128.

Consolidated Statements of Shareholders' Equity, page F-6

45. Tell us if your state of incorporation legally permits you to charge the dividend distribution to accumulated deficit and why this characterization is appropriate. Alternatively, please re-characterize your dividend payment as a capital repayment and offset paid-in-capital. Also disclose the amount of capital originally paid and returned, as applicable.

Notes to Consolidated Financial Statements, page F-9

(1) Summary of Significant Accounting Policies, page F-9

(e) Allowance for Pawn Service Charges, page F-11

46. We note that your allowance for doubtful service charges represents approximately 12-13% of the year-end gross service charge receivable for the fiscal years presented. Based on our review of EZCORP's most recent Form 10-K, it appears that EZCORP's service charge receivable allowance as a percentage of the year-end gross service charge receivable is considerably higher, ranging from 32-44%. Please explain in sufficient detail why there appears to be such a large discrepancy in the reserve percentages between the two companies. In doing so, tell us how each company determines their reserve and explain how you believe the VFS service charges are adequately reserved. Please also confirm whether or not these VFS accounting policies are consistent with those of EZCORP. If the polices are not consistent, please ensure your pro forma financial statements consistently apply the newly adopted accounting principles to all periods presented.

47. Please confirm that your allowance for pawn service charge is the same as your allowance for doubtful service charges presented on the face of your balance sheet that is netted against your service charges receivable. If so, tell us and disclose where the corresponding entry to the statement of operations is recorded. If you have more than one allowance, please describe each allowance and tell us how you account for each.

(3) Accrued Expenses, page F-17

48. We note your lease termination costs related to your store closing in 2002 and 2004. Please tell us how your accounting for these lease termination costs complies with paragraphs 14-16 of SFAS 146. We are unclear why you recorded significant provisions in the years subsequent to the store closings.

Information Incorporated by Reference/Where you can find more Information, page 108

49. Please revise to include the Form 8-Ks filed on September 29 and 30, 2008.

Exhibit C – Fairness Opinion of Stephens, Inc.

50. We note your disclosure regarding the limitation on reliance by shareholders on the fairness opinion provided by Stephens. In this regard, Stephens indicates that the opinion "is not intended to be relied upon or confer any rights or remedies upon any … shareholder or other equity holder of the Company." Please delete these limitations. Alternatively, please disclose the basis for Stephens' belief that shareholders cannot rely upon the opinion to support any claims against Stephens arising under applicable state law. Please describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also, disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, disclose that the availability of such a state law defense to Stephens would have no effect on the rights and responsibilities of either Stephens or the board of directors under the federal securities law.

Exhibit F – Proxy Ballot

51. Please ensure that the form of proxy is clearly identified as a preliminary version. Refer to Rule 14a-6(e)(1).

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

52. We note your statement that a "control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that all control issues or instances of fraud, if any, have been detected." Please revise in future filings to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yong Kim, Accountant, at (202) 551-3323 or Andrew Blume, Accountant, at (202) 551-3254 you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lee Polson, Esq.